UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                           .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVESTOR RELATIONS RELEASE

Kabel Deutschland launches mobile products in cooperation with O2

•                  First German cable network operator with mobile offering

•                  KDG “Mobile Phone” and “Mobile Internet” in combination with cable products

Unterfoehring, May 25, 2009 – Germany’s largest cable network operator Kabel Deutschland (KDG) and the telecommunications company Telefónica O2 Germany today announce their cooperation in the mobile sector. KDG is the first cable operator to offer mobile services. The new mobile service will be offered along with the Company’s existing video, Internet and fixed line phone offerings.

Kabel Internet & Phone customers can use their mobile phones to telephone and can get access via computer to the Internet inexpensively while on the go – without any minimum term of contract, monthly basic fee or minimum revenue. Calls with the “Mobile Phone” offering are free of charge within the entire Kabel Deutschland network. With “Mobile Internet”, users can also surf the Internet within their daily flat rate while travelling. The new products are available to existing as well as new customers of Kabel Internet & Phone.

Mobile Phone: Telephone with family and friends free of charge

If mobile customers in Germany call a fixed line Kabel Deutschland (Kabel Phone) number, these calls are free of charge. Moreover, telephone calls between Mobile Phone users are also free of charge. This is particularly advantageous since every interested party receives up to five SIM cards upon request for distribution to family and friends. In addition, customers can also choose to order a fixed line flat rate: For only €4.99 a month, they can then use their mobile phones without limit within the entire German fixed line network.

Mobile Internet: Surf the Internet on the go for €1.99

With Mobile Internet customers can get access to the Internet based on a daily flat rate (Day Flat) without limit. As special initial offer, the price will remain permanently at €1.99 per calendar day for all customers who book the product during the launch. The regular price is €2.50. The fee is only charged when the customer actually makes use of the service and goes online while travelling. Those interested can thus read their e-mails or follow latest news at any time.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

Terms and conditions in detail

Every Kabel Internet & Phone customers can order Mobile Phone. The prerequisite is an own mobile phone without SIM lock. The Mobile Phone service charges a one-time provisioning fee of €9.90.

Mobile Internet is available to all Kabel Internet & Phone packages or Internet-only products. The Day Flat applies until midnight (12: 00 pm) of the respective calendar day. Currently, a one-time cost of €69.65 is charged for the Mobile Internet Stick; additionally one-time shipping costs of €9.90 do apply. Mobile surfing is possible for every Internet-capable computer with a modern operating system.

Pay rate overview for Mobile Internet and Mobile Phone
(valid as of May 25, 2009)

Mobile Internet

Data rate: Daily flat rate	Day Flat
Download up to:	3.6 Mbit/s
Upload up to:	384 kbit/s
Price per calendar day: Surf mobile in Internet up to 12:00 pm	€1.99 instead of €2.50
Hardware: Mobile Internet Stick	€69.95 one-time

Mobile Phone

Basic fee/minimum volume:	€0
Telephoning in Germany:
• to Mobile Phone	€0/min.
• to own Kabel Phone connection	€0/min.
• to all other Kabel Phone customers	€0/min.
• to Mailbox	€0/min.
• to the rest of fixed line network	€0.15/min.
• to other mobile phone networks	€0.15/min.
SMS:	€0.15/SMS
MMS:	€0.39/MMS
International phone calls:	from €0.89/min.
Provisioning fee per SIM card: 5 SIM cards available	€9.90 one-time
Option fixed line flat rate:	€4.99 per month
Telephone without limit with mobile phone in German fixed line network

Please refer to our website www.kabeldeutschland.com for further information.

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About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approximately 9 million connected TV households in Germany. Being Germany’s largest cable network operator, Kabel Deutschland develops and markets new offers for digital TV, broadband Internet and telephone connections via cable as well as mobile services. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2007/2008 (12 months ended March 31, 2008), Kabel Deutschland reported a total revenue of approximately €1.2 billion, EBITDA amounted to €457.8 million. The company has around 2,750 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: May 26, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: May 26, 2009